UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68063 / October 18, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15009

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In the Matter of   :

                                                    :   ORDER MAKING FINDINGS AND

GLOBAL PARI-MUTUEL SERVICES, INC.   :   REVOKING REGISTRATION BY

                                                    :   DEFAULT

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 5, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Global Pari-Mutuel Services, Inc. (Global), has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Division of Enforcement (Division) and the Office of the Secretary provided evidence that Global was served with the OIP on September 12, 2012, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. Global was required to file an Answer within ten days after service. OIP at 2; 17 C.F.R. § 201.220(b). To date, Global has not filed an Answer.

On September 27, 2012, Global was ordered to show cause, by October 12, 2012, why the registration of its securities should not be revoked by default. On October 16, 2012, this Office received a letter dated October 9, 2012, from Attorney Brian G. Lloyd (Lloyd), of Parr Brown Gee & Loveless. The letter states that Lloyd discussed this proceeding with James Egide, President of Global, who instructed him to inform this Office that Global "has elected not to contend [sic] the actions proposed to be taken by the [Commission.]" Accordingly, I find Global in default and I find the following allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .220(f).

Global is a Nevada corporation located in Chandler, Arizona. Global's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Global's stock is quoted on the OTC Link operated by OTC Markets Group, Inc. Global's current status as a corporation registered with Nevada's Secretary of State is in default and the company is dormant.

Global registered its common stock with the Commission on April 3, 2001, and thereafter filed periodic and annual reports. On June 2, 2010, Global filed a Form 15 with the Commission terminating its registration with the Commission. On December 22, 2010, Global filed a Form 10 with the Commission to re-register its common stock. Thereafter, Global filed an annual report on Form 10-K for the period ending December 31, 2010. Global filed its last periodic report, a Form 10-Q for the period ending March 31, 2011, on May 18, 2011. Since that date, Global has not filed any periodic or annual reports with the Commission.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Global has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Global.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Global Pari-Mutuel Services, Inc., is hereby REVOKED. The hearing scheduled to begin on November 1, 2012 is CANCELED.

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Cameron Elliot
Administrative Law Judge